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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                       Pennsylvania Commerce Bancorp, Inc.
                       -----------------------------------
                                (Name of Issuer)



                               Voting Common Stock
                               -------------------
                         (Title of Class of Securities)



                                   708677 109
                                   ----------
                                 (CUSIP Number)



                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]    Rule 13d-1(b)
         [ ]    Rule 13d-1(c)
         [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages
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
----------------------------------------                                       -------------------------------------
CUSIP NO.   708677 109                               Schedule 13G                          Page 2 of 5
----------------------------------------                                       -------------------------------------

--------- ---------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

          Vernon W. Hill, II
--------- ---------------------------------------------------------------------------------- ----------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)               (a)      |_|
                                                                                             (b)      |_|
          N/A
--------- ---------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

------------------------ ------- ----------------------------------------------------------------------------------
                           5     SOLE VOTING POWER
                                 41,894 shares (See Item 4)
   NUMBER OF             ------- ----------------------------------------------------------------------------------
     SHARES                6     SHARED VOTING POWER
  BENEFICIALLY                   223,518 shares (See Item 4)
    OWNED BY             ------- ----------------------------------------------------------------------------------
      EACH:                7     SOLE DISPOSITIVE POWER
   REPORTING                     41,894 shares (See Item 4)
  PERSON WITH:           ------- ----------------------------------------------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                 223,518 shares (See Item 4)
------------------------ ------- ----------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          265,412 shares (See Item 4)
--------- ---------------------------------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                          [X]

                                     See Item 4
--------- ---------------------------------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          13.2%
--------- ---------------------------------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ---------------------------------------------------------------------------------------------------------


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                                                                     Page 3 of 5


Item 1(a)         Name of Issuer:

                  Pennsylvania Commerce Bancorp, Inc. (the "Issuer")

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  100 Senate Avenue, Camp Hill, PA 17011

Item 2(a)         Name of Person Filing:

                  Vernon W. Hill, II

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  c/o Commerce Bancorp, Inc.
                  1701 Route 70 East, Cherry Hill, NJ 08034-5000

Item 2(c)         Citizenship:

                  United States

Item 2(d)         Title of Class of Securities:

                  Voting Common Stock

Item 2(e)         CUSIP Number:

                  708677 109

Item 3            Not Applicable

Item 4            Ownership:

                  (a) Amount beneficially owned: As of December 31, 2002, Vernon W. Hill, II beneficially owned 265,412 shares of voting common stock of the Issuer. See Item 4(c) below.

                           The filing of this Schedule 13G shall not be construed as an admission that (a) Vernon W. Hill, II is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by Vernon W. Hill, II.

                  (b) Percent of class: 13.2% (Based on 2,004,777 shares outstanding as of October 31, 2002 as disclosed in the Issuer's 10-Q for the quarter ended September 30,
                           2002).

                  (c)      Number of shares as to which Vernon W. Hill, II has:

                           (i)      sole power to vote or to direct the vote:
                                    41,894 shares of voting common stock of the Issuer;(1)

                           (ii)     shared power to vote or to direct the vote:
                                    223,518 shares of voting common stock of the Issuer(2);


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                                                                     Page 4 of 5

                           (iii) sole power to dispose or to direct the disposition of: 41,894 shares of voting common stock of the Issuer(1); and

                           (iv) shared power to dispose or to direct the disposition of: 223,518 shares of voting common stock of the Issuer(2).

----------------

(1) Includes 14,652 shares which may be acquired upon exercise of currently exercisable options and 27,242 shares held by Mr. Hill directly.

(2) Includes 166,350 shares beneficially owned by Commerce Bancorp, Inc. of which Mr. Hill is Chairman of the Board, President and CEO. Also includes 11,723 shares held by J.V. Properties, a partnership in which Mr. Hill is one of two partners, 11,723 shares owned by S.J. Dining, a corporation in which Mr. Hill is one of two shareholders, 22,000 shares owned by the Hill Family Trust of which Mr. Hill is a co-trustee and beneficiary, 9,118 shares owned by Interarch, a corporation owned by Mr. Hill's wife and 2,604 shares owned by Mr. Hill's wife, Shirley Hill. Does not include 130,309 shares (adjusted for stock splits and dividends) of the Issuer's voting common stock which Commerce Bancorp, Inc. is entitled to purchase in the event of a "change in control" (as defined in the warrant agreement) of the Issuer. Such warrants are fully transferable and expire on October 7, 2008.

Item 5            Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6            Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not Applicable

Item 8            Identification and Classification of Members of the Group:

                  Not Applicable

Item 9            Notice of Dissolution of Group:

                  Not Applicable

Item 10           Certification

                  Not Applicable



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                                                                     Page 5 of 5

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 13, 2003             By: /s/ Vernon W. Hill, II
      -----------------                 ----------------------
                                        Vernon W. Hill, II